港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 00006)

2008 Interim Report

CORPORATE INFORMATION

BOARD OF DIRECTORS	
Executive Directors	Canning Fok Kin-ning *(Chairman)* Tso Kai-sum *(Group Managing Director)* Susan Chow Woo Mo-fong* Andrew John Hunter Kam Hing-lam Victor Li Tzar-kuoi Neil Douglas McGee *(Group Finance Director)* Frank John Sixt Wan Chi-tin *(Director of Engineering (Planning & Development))* Yuen Sui-see *(Director of Operations)* Chan Loi-shun *(Alternate Director to Kam Hing-lam)*
Non-executive Directors	Ronald Joseph Arculli Francis Lee Lan-yee George Colin Magnus
Independent Non-executive Directors	Holger Kluge Ralph Raymond Shea Wong Chung-hin
	* *Also Alternate Director to Canning Fok Kin-ning and Frank John Sixt*
AUDIT COMMITTEE	Wong Chung-hin *(Chairman)* Ronald Joseph Arculli Holger Kluge Ralph Raymond Shea
REMUNERATION COMMITTEE	Canning Fok Kin-ning *(Chairman)* Ralph Raymond Shea Wong Chung-hin
COMPANY SECRETARY	Lillian Wong
REGISTERED OFFICE	44 Kennedy Road, Hong Kong Telephone : 2843 3111 Facsimile : 2537 1013 E-mail : mail@heh.com Website : www.heh.com
BANKER	The Hongkong and Shanghai Banking Corporation Limited
SOLICITORS	Johnson Stokes & Master
AUDITORS	KPMG
SHARE REGISTRAR	Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
ADR DEPOSITARY	Citibank, N.A. Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.
KEY DATES	
Interim Results Announcement	5th August 2008
Closure of Register of Members	11th September 2008 to 18th September 2008 (both days inclusive)
Payment of Interim Dividend (HK$0.62 per share)	19th September 2008

CONTENTS

CHAIRMAN'S STATEMENT

Half Year Results

The Group's unaudited consolidated net profit, after tax and Scheme of Control transfers, for the first six months of 2008 was HK$3,171 million, an increase of 17.9% over the same period last year. Earnings from the Group's Hong Kong operations were HK$2,747 million (2007: HK$2,374 million) which includes the impact of a HK$310 million deferred tax adjustment gain arising from the change in the Hong Kong profits tax rate from 17.5% to 16.5%. Earnings from the Group's international operations for the six month period were HK$424 million compared with HK$315 million for the same period in 2007. The higher first half 2008 international operations earnings reflected higher operating revenue recorded in the first half of the year and higher exchange translation gains on Australian dollar denominated income.

Interim Dividend

The Directors have today declared an interim dividend for 2008 of HK$0.62 (2007: HK$0.58) per share. The dividend will be payable on 19th September 2008, to shareholders whose names appear in the Company's Register of Members on 18th September 2008.

Hong Kong Operations

Unit sales of electricity for the first six months of 2008 were 1.7% lower than that recorded for the first six months of 2007. The lower unit sales were primarily due to the cooler and wetter weather in the earlier part of the year and to the effect of various energy saving initiatives.

Emission reduction work continued at the Lamma Power Station. All piling and civil work for the Unit 4 and 5 flue gas desulphurization ("FGD") retrofit works were completed on schedule with erection work now underway. Basic design work for the Unit 2 FGD retrofit work has been completed with construction work scheduled to commence in August this year. The FGD retrofit works are scheduled for completion in mid 2010. Fabrication of the low nitrogen oxide burners for Units 4 and 5 is underway with delivery of the equipment to site to commence in September. Commercial operation of the Unit 5 burner is scheduled for April 2009 and the Unit 4 burner for March 2010.

Unit 9, The Hongkong Electric Company, Limited ("HEC")'s 335 MW gas fired combined cycle unit operated satisfactorily in the first half of 2008 while the overall availability of the Lamma coal fired units increased. The 800 kW wind turbine on Lamma Island continued to play an educational role on renewable energy.

System development work progressed during the first half of the year. World class electricity supply reliability of 99.999% was maintained during the first six months of 2008, a level which has been consistently achieved since 1997. All of HEC's service standards were met during the first half of the year.

Efficient energy use continued to be promoted during the period through HEC's Smart Power Campaign with open days being held at Lamma Power Station and renewable energy through the HK Electric Clean Energy Fund which promotes renewable energy projects at schools.

In June, HEC submitted to the Hong Kong Government its development plan outlining its capital expenditure programme for the period 2009-2013 and is currently awaiting approval of that plan.

The second half of 2008 will be the final period for HEC under the existing Scheme of Control which will expire at the end of the year. That Scheme of Control has ensured Hong Kong enjoys the high degree of reliability in electricity supply that it does today. Going forward under the new Scheme of Control Agreement which was signed in January this year for a ten year term commencing on 1st January 2009 we look forward to continuing to support Hong Kong's development and prosperity.

International Operations

In Australia, our electricity distribution businesses recorded increased distribution revenue and higher unregulated revenue. Northern Gas Networks in the U.K. recorded increased throughput due to the colder weather earlier in the year. In Thailand, both of the 700 MW units at the Ratchaburi gas fired power station have been commissioned and are in commercial operation. In Canada, Stanley Power through its interest in TransAlta Cogeneration L.P. which has interests in six generation facilities in Canada performed ahead of expectations. In July 2008, we acquired a 50% interest in the Wellington electricity distribution network in New Zealand. The network has a system length of over 4,592 kilometres and serves the Wellington, Porirua and Hutt Valley regions. The acquisition will increase the revenue contribution from our international operations.

Outlook

In Hong Kong we expect that the lower level of electricity sales experienced in the first half of 2008 will continue into the second half of the year. The current high coal prices are expected to result in higher fuel costs for 2008 which will apply significant pressure on tariffs.

Our international investments are progressing well. We will continue with our strategy of making international acquisitions so as to continue to grow our international earnings base.

I would like to thank the board and the Group's employees for their dedication and hard work during the period.

Canning Fok Kin-ning
Chairman

Hong Kong, 5th August 2008

FINANCIAL REVIEW

Capital Expenditure, Liquidity and Financial Resources

Capital expenditure during the period amounted to HK$714 million (2007: HK$671 million), which was primarily funded by cash from operations. Total external borrowings outstanding at 30th June 2008 were HK$14,390 million (31st December 2007: HK$13,495 million), comprising unsecured bank loans and debt securities in issue. In addition, the Group had undrawn committed bank facilities of HK$7,360 million (31st December 2007: HK$7,145 million) and bank deposits and cash of HK$12,790 million (31st December 2007: HK$12,180 million).

Treasury Policies, Financing Activities and Capital Structure

The Company manages its financial risks in accordance with guidelines laid down in its treasury policy, which is approved by the Board. The treasury policy is designed to manage the Group's currency, interest rate and counterparty risks. The Company aims to ensure that adequate financial resources are available for refinancing and business growth.

With HK$7.4 billion undrawn committed banking facilities together with HK$12.8 billion bank deposits and cash, no major financing was arranged during the period.

As at 30th June 2008, the net debt of the Group was HK$1,600 million (31st December 2007: HK$1,315 million) with a net debt-to-equity ratio of 3% (31st December 2007: 3%).

The profile of the Group's external borrowings, after taking into account of hedging was as follows:-

(1) 63% were in Hong Kong dollars, 32% in Australian dollars and 5% in Sterling Pounds;

(2) 76% were bank loans and 24% were capital market instruments;

(3) 20% were repayable within 1 year, 67% were repayable between 2 and 5 years and 13% were repayable beyond 5 years;

(4) 52% were in fixed rate and 48% were in floating rate.

FINANCIAL REVIEW *(Continued)*

Currency and interest rate risks are actively managed in accordance with the Group's treasury policy. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks and not for speculative purposes. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure.

The Group's policy is to maintain a portion of its debt in fixed rates. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate derivatives. As at 30th June 2008, 52% of the Group's total borrowings were fixed rate.

The Group's principal foreign currency exposures arise from its overseas investments and from the import of fuel and capital equipment. Foreign currency transaction exposure is managed mainly through forward contracts. As at 30th June 2008, over 95% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Where considered appropriate, currency exposure arising from overseas investments is mitigated by financing those investments in local currency borrowings. Foreign currency fluctuations will affect the translated value of the net assets of overseas investments and the resultant translation difference is included in the Group's reserve account.

The contractual notional amounts of derivative financial instruments outstanding at 30th June 2008 amounted to HK$8,734 million (31st December 2007: HK$9,576 million).

Charges on Group Assets

The shares of an associate were pledged as part of the security arrangements for project financing facilities for that associate. The carrying value of the associate as at 30th June 2008 was HK$434 million (31st December 2007: HK$281 million).

Contingent Liabilities

As at 30th June 2008, the Group had given guarantees and indemnities totalling HK$2,895 million (31st December 2007: HK$2,702 million).

Employees

The Group continues its policy of pay by performance and market pay levels are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the six months ended 30th June 2008, excluding directors' emoluments, amounted to HK$446 million (30th June 2007: HK$421 million). As at 30th June 2008, the Group employed 1,870 (30th June 2007: 1,890) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in management and functional skills, language skills, computer knowledge and technology relevant to the Group's industry by both classroom training and e-learning platforms. Job-related courses to develop and enhance the general skills and knowledge of employees are also provided.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2008

	Note	Six months ended 30th June 2008 HK$ million	2007 HK$ million restated
Turnover	*3*	**5,878**	5,841
Direct costs		**(2,071)**	(2,041)
		3,807	3,800
Other revenue and net income		**538**	505
Other operating costs		**(496)**	(432)
Finance costs		**(253)**	(318)
Operating profit		**3,596**	3,555
Share of profits less losses of associates		**294**	202
Profit before taxation	*4*	**3,890**	3,757
Income tax	*5*	**(227)**	(568)
Profit after taxation		**3,663**	3,189
Scheme of Control transfers to:	*6*		
Development Fund		**(492)**	(500)
Rate Reduction Reserve		**—**	—
		(492)	(500)
Profit attributable to equity shareholders			
Hong Kong operations		**2,747**	2,374
International operations		**424**	315
Profit for the period		**3,171**	2,689
Interim dividend	*7*	**1,323**	1,238
Earnings per share — basic and diluted	*8*	**HK$1.49**	HK$1.26
Interim dividend per share	*7*	**HK$0.62**	HK$0.58

The notes on pages 12 to 21 form part of these accounts.

CONSOLIDATED BALANCE SHEET

At 30th June 2008

	Note	**(Unaudited) 30th June 2008 HK$ million**	(Audited) 31st December 2007 HK$ million
Non-current assets			
Fixed assets			
— Property, plant and equipment		**40,367**	41,112
— Assets under construction		**3,023**	2,623
— Interests in leasehold land held for own use under operating leases		**2,294**	2,323
	9	**45,684**	46,058
Interest in associates		**9,829**	9,071
Other non-current financial assets		**66**	66
Derivative financial instruments		**133**	122
Employee retirement benefit assets		**866**	1,106
		56,578	56,423
Current assets			
Inventories		**699**	539
Trade and other receivables	*10*	**1,508**	1,197
Fuel Clause Account		**377**	336
Bank deposits and cash	*11*	**12,790**	12,180
		15,374	14,252
Current liabilities			
Trade and other payables	*12*	**(982)**	(1,071)
Bank overdrafts — unsecured		**(1)**	—
Current portion of bank loans and other borrowings		**(2,845)**	(2,191)
Current taxation		**(583)**	(424)
		(4,411)	(3,686)
Net current assets		**10,963**	10,566
Total assets less current liabilities		**67,541**	66,989
Non-current liabilities			
Interest-bearing borrowings		**(11,544)**	(11,304)
Derivative financial instruments		**(4)**	(7)
Customers' deposits		**(1,611)**	(1,585)
Deferred tax liabilities		**(5,204)**	(5,444)
Employee retirement benefit liabilities		**(528)**	(530)
		(18,891)	(18,870)
Rate Reduction Reserve		**(1)**	(1)
Development Fund		**(506)**	(14)
Net Assets		**48,143**	48,104
Capital and Reserves			
Share capital	*13*	**2,134**	2,134
Reserves		**46,009**	45,970
Total equity attributable to equity shareholders of the Company	*14*	**48,143**	48,104

The notes on pages 12 to 21 form part of these accounts.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th June 2008

	Six months ended 30th June	
	2008	2007
	HK$ million	HK$ million
Net cash generated from operating activities	**4,005**	3,992
Net cash from/(used in) investing activities	**3,171**	(681)
Net cash used in financing activities	**(2,552)**	(2,801)
Net increase in cash and cash equivalents	**4,624**	510
Cash and cash equivalents at 1st January	**8,078**	10,458
Cash and cash equivalents at 30th June	**12,702**	10,968
Analysis of the balances of cash and cash equivalents		
Cash and cash equivalents	**12,703**	10,968
Bank overdrafts — unsecured	**(1)**	—
	12,702	10,968

The notes on pages 12 to 21 form part of these accounts.

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th June 2008

	Note	Six months ended 30th June 2008 HK$ million	2007 HK$ million restated
Exchange differences on translation of:			
Accounts of overseas subsidiaries		**47**	57
Overseas associates		**177**	150
Redesignation of available-for-sale investment as an associate		**—**	(79)
Cash flow hedge:			
Effective portion of changes in fair value, net of deferred tax		**40**	35
Transferred to profit or loss		**(4)**	—
Transferred to initial carrying amount of non-financial hedged items		**(2)**	1
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax		**(338)**	41
Net income/(expense) recognised directly in equity	*14*	**(80)**	205
Profit for the period		**3,171**	2,689
Total recognised income and expense for the period	*14*	**3,091**	2,894
Attributable to equity shareholders of the Company		**3,091**	2,894

The notes on pages 12 to 21 form part of these accounts.

NOTES TO THE UNAUDITED CONDENSED INTERIM ACCOUNTS

(Expressed in Hong Kong Dollars)

1. Review of Condensed Interim Accounts

The condensed interim accounts are unaudited, but have been reviewed by the Audit Committee.

2. Basis of Preparation

The condensed interim accounts have been prepared in accordance with the applicable provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed interim accounts should be read in conjunction with the 2007 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the 2007 annual accounts except for the adoption of the new standards, amendments to standards and interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January 2008. The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31st December 2008.

(a) HK(IFRIC) Interpretation 12 Service Concession Arrangements (effective for annual periods beginning on or after 1st January 2008)

(b) HK(IFRIC) Interpretation 14 HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for annual periods beginning on or after 1st January 2008)

The adoption of these new standards, amendments to standards and interpretations has no material financial effect on the Group's results and financial position for the current or prior periods.

2. Basis of Preparation *(Continued)*

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December 2008. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group's results of operations and financial position in the period of initial application.

		Effective for annual periods beginning on or after
HK(IFRIC) Interpretation 13	Customer Loyalty Programmes	1st July 2008
HKAS 23 (Revised)	Borrowing Costs	1st January 2009
HKFRS 8	Operating Segments	1st January 2009
HKAS 1 (Revised)	Presentation of Financial Statements	1st January 2009
Amendments to HKFRS 2	Share-based Payment — Vesting Conditions and Cancellations	1st January 2009

3. Turnover and Segmental Information

The analyses of the principal activities and geographical locations of the operations of the Group during the financial period are as follows:

	Turnover Six months ended 30th June		**Operating profit Six months ended 30th June**	
	2008	2007	**2008**	2007
	$ million	$ million	**$ million**	$ million restated
Principal activities				
Sales of electricity and its related income	**5,855**	5,818	**3,345**	3,404
Technical service fees	**23**	23	**6**	4
Unallocated and other items	**—**	—	**20**	3
	5,878	5,841	**3,371**	3,411
Interest income			**504**	486
Finance costs			**(253)**	(318)
Unallocated group expenses			**(26)**	(24)
Operating profit			**3,596**	3,555

3. Turnover and Segmental Information *(Continued)*

Geographical locations of operations

	Turnover Six months ended 30th June	
	2008	2007
	$ million	$ million
Hong Kong	**5,868**	5,832
Rest of Asia and other locations	**10**	9
	5,878	5,841

4. Profit Before Taxation

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Profit before taxation is shown after charging/(crediting):		
Finance costs		
Interest on borrowings	**305**	376
Less: interest capitalised to fixed assets	**(46)**	(52)
interest transferred to fuel cost	**(6)**	(6)
	253	318
Depreciation		
Depreciation charges for the period	**1,041**	1,042
Less: depreciation capitalised	**(56)**	(63)
	985	979
Amortisation of leasehold land	**29**	28
Net profit on disposal of fixed assets	**1**	—

5. Income Tax

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Current Tax		
The Company and its subsidiaries — Hong Kong	**475**	572
— Overseas	**(5)**	1
	470	573
Deferred Tax		
The Company and its subsidiaries — Hong Kong		
Origination and reversal of temporary differences	**67**	(5)
Effect of decrease in tax rate on deferred tax balances at 1st January	**(310)**	—
	(243)	(5)
Total	**227**	568

In June 2008, the Hong Kong Government promulgated a decrease in the Profits Tax rate applicable to the Group's operations in Hong Kong from 17.5% to 16.5%. This decrease is taken into account in the preparation of the Group's 2008 interim accounts.

Hong Kong Profits Tax has been provided for at the rate of 16.5% (2007: 17.5%) based on the estimated assessable profits for the period. Overseas taxation has been provided for at the applicable rate on the estimated assessable profits for the period.

6. Scheme of Control Transfers

The Scheme of Control transfers are mid-year notional transfers. The actual Scheme of Control transfers can only be determined in accordance with the Scheme of Control at the year end.

7. Interim Dividend

After the balance sheet date, the interim dividend declared by the Board of Directors is as follows:

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Interim dividend of HK$0.62 per share (2007: HK$0.58 per share)	**1,323**	1,238

8. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $3,171 million (2007: $2,689 million) and 2,134,261,654 ordinary shares (2007: 2,134,261,654 ordinary shares) in issue during the period.

9. Fixed Assets

During the period, additions to property, plant and equipment amounted to $714 million (2007: $671 million). Net book value of property, plant and equipment disposed amounted to $18 million (2007: $19 million).

10. Trade and Other Receivables

	30th June 2008 $ million	31st December 2007 $ million
Derivative financial instruments	**6**	10
Debtors (see note below)	**1,502**	1,187
	1,508	1,197
Debtors' ageing is analysed as follows:		
Current or less than 1 month overdue	**852**	600
1 to 3 months overdue	**32**	32
More than 3 months overdue but less than 12 months overdue	**11**	11
Total trade debtors (see note below)	**895**	643
Deposits, prepayments and other receivables	**607**	544
	1,502	1,187

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

11. Bank Deposits and Cash

	30th June 2008 $ million	31st December 2007 $ million
Deposits with banks and other financial institutions with three months or less to maturity when placed	**12,667**	8,070
Cash at bank and in hand	**36**	8
Cash and cash equivalents for the purpose of cash flow statement	**12,703**	8,078
Deposits with banks and other financial institutions with more than three months to maturity when placed	**87**	4,102
	12,790	12,180

12. Trade and Other Payables

	30th June 2008 $ million	31st December 2007 $ million
Creditors (see note below)	**974**	1,068
Derivative financial instruments	**8**	3
	982	1,071
Creditors' ageing is analysed as follows:		
Due within 1 month or on demand	**396**	474
Due after 1 month but within 3 months	**202**	240
Due after 3 months but within 12 months	**335**	321
	933	1,035
Other payables	**41**	33
	974	1,068

13. Share Capital

	Number of Shares	30th June 2008 $ million	31st December 2007 $ million
Authorised:			
Ordinary shares of $1 each	3,300,000,000	**3,300**	3,300
Issued and fully paid:			
Ordinary shares of $1 each	2,134,261,654	**2,134**	2,134

There were no movements in the share capital of the Company during the period.

14. Total Equity

$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2007	2,134	4,476	202	107	34,456	2,710	44,085
Exchange differences on translation of:							
— accounts of overseas subsidiaries	—	—	57	—	—	—	57
— overseas associates	—	—	150	—	—	—	150
Redesignation of available-for-sale investment as an associate	—	—	—	—	(79)	—	(79)
Cash flow hedge:							
— effective portion of changes in fair value, net of deferred tax	—	—	—	35	—	—	35
— transferred to initial carrying amount of non-financial hedged items	—	—	—	1	—	—	1
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	—	—	—	—	41	—	41
Net income/(expense) recognised directly in equity	—	—	207	36	(38)	—	205
Profit for the period	—	—	—	—	2,689	—	2,689
Total recognised income and expense for the period	—	—	207	36	2,651	—	2,894
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(2,710)	(2,710)
Interim dividend (see note 7)	—	—	—	—	(1,238)	1,238	—
Total equity at 30th June 2007	2,134	4,476	409	143	35,869	1,238	44,269

14. Total Equity *(Continued)*

$ million	Share Capital	Share Premium	Exchange Reserve	Hedging Reserve	Revenue Reserve	Proposed/ Declared Dividend	Total Equity
	Attributable to Equity Shareholders of the Company						
Total equity at 1st January 2008	2,134	4,476	655	232	37,555	3,052	48,104
Exchange differences on translation of:							
— accounts of overseas subsidiaries	—	—	47	—	—	—	47
— overseas associates	—	—	177	—	—	—	177
Cash flow hedge:							
— effective portion of changes in fair value, net of deferred tax	—	—	—	40	—	—	40
— transferred to profit or loss	—	—	—	(4)	—	—	(4)
— transferred to initial carrying amount of non-financial hedged items	—	—	—	(2)	—	—	(2)
Actuarial gains and losses of defined benefit retirement schemes, net of deferred tax	—	—	—	—	(338)	—	(338)
Net income/(expense) recognised directly in equity	—	—	224	34	(338)	—	(80)
Profit for the period	—	—	—	—	3,171	—	3,171
Total recognised income and expense for the period	—	—	224	34	2,833	—	3,091
Final dividend in respect of the previous year approved and paid	—	—	—	—	—	(3,052)	(3,052)
Interim dividend (see note 7)	—	—	—	—	(1,323)	1,323	—
Total equity at 30th June 2008	2,134	4,476	879	266	39,065	1,323	48,143

15. Material Related Party Transactions

The Group had the following material transactions with related parties during the period:

(a) Associates

Interest income received/receivable from associates in respect of the loans to associates amounted to $308 million (2007: $249 million) for the period. At 30th June 2008, the total outstanding interest bearing loan balances due from associates were $5,259 million (31st December 2007: $4,748 million).

On 28th April 2008, Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding approximately 38.87% of the issued shares of the Company, announced the proposed acquisition of an electricity network in New Zealand at a purchase price of New Zealand Dollar 785 million. On 16th May 2008, the Company entered into a conditional agreement for the Company to acquire from CKI, 50% of its proposed investment and the Company's commitment was New Zealand Dollar 392.5 million. The transaction was completed on 24th July 2008.

(b) Key Management Personnel Compensation

Remuneration for key management personnel, including amounts paid to the Company's directors, is as follows:

	Six months ended 30th June	
	2008	2007
	$ million	$ million
Short-term employee benefits	**32**	28
Post-employment benefits	**2**	1
	34	29

At 30th June 2008, the total outstanding amount due from the key management personnel was $nil (31st December 2007: $0.3 million).

16. Commitments

The Group's outstanding commitments not provided for in the accounts were as follows:

	30th June 2008 $ million	31st December 2007 $ million
Contracted for:		
Capital expenditure	1,247	1,106
Investment in associates	2,465	212
Others	6	6
	3,718	1,324
Authorised but not contracted for:		
Capital expenditure	7,736	8,436

17. Contingent Liabilities

	30th June 2008 $ million	31st December 2007 $ million
Financial guarantees issued in respect of banking facilities	2,675	2,482
Other guarantees and indemnities	220	220
	2,895	2,702

OTHER INFORMATION

Closure of Register of Members

The register of members will be closed from Thursday, 11th September 2008 to Thursday, 18th September 2008 both days inclusive for the purpose of ascertaining entitlement to the interim dividend. To qualify for the interim dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 10th September 2008.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the six months ended 30th June 2008.

Code on Corporate Governance Practices

The Company has complied with the applicable code provisions in the Code on Corporate Governance Practices set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the six months ended 30th June 2008.

Model Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 of the Listing Rules as the Group's code of conduct regarding Directors' securities transactions. All Directors have confirmed following specific enquiry that they have complied with the required standards set out in the Model Code throughout the six months ended 30th June 2008.

Audit Committee

The Audit Committee of the Company comprises three Independent Non-executive Directors and one Non-executive Director. It is chaired by Mr. Wong Chung-hin and the other members are Messrs. Ronald Joseph Arculli, Holger Kluge and Ralph Raymond Shea.

The Audit Committee reports directly to the Board of Directors and its principal responsibilities include the review and supervision of the Group's financial reporting and internal control systems and the review of the Company's financial statements. It also meets regularly with the Company's external auditors to discuss the audit process and accounting issues. The terms of reference of the Audit Committee are published on the Company's website.

Remuneration Committee

The Remuneration Committee of the Company comprises three members, two of whom are Independent Non-executive Directors. It is chaired by Mr. Canning Fok Kin-ning and the other members are Messrs. Ralph Raymond Shea and Wong Chung-hin.

The principal responsibilities of the Remuneration Committee include reviewing and considering the Company's policy for remuneration of Executive Directors and senior management, and determining their remuneration packages. The terms of reference of the Remuneration Committee are published on the Company's website.

Directors' Interests

At 30th June 2008, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under Section 352 of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name of Director	Capacity	Nature of Interests	Number of Shares Held	Total	Approximate % of Shareholding
Francis Lee Lan-yee	Beneficial owner	Personal	739	739	≃0%
Yuen Sui See	Beneficial owner	Personal	1,500	1,500	≃0%
Ronald Joseph Arculli	Interest of controlled corporation	Corporate	2,011	2,011	≃0%
Victor Li Tzar-kuoi	Interest of child or spouse	Family	151,000	829,750,612	≃38.87%
	Beneficiary of trusts	Other	829,599,612 *(Notes 1 and 2)*		

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of the subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Save as disclosed above, at 30th June 2008, none of the Directors or chief executive had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SF Ordinance (including interest and short positions which they were taken or deemed to have under such provisions of the SF Ordinance) or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 30th June 2008, shareholders (other than Directors or chief executive of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance were as follows:

Long Positions in Shares of the Company

Name	Capacity	Number of Shares Held	Approximate % of Shareholding
Silchester International Investors Limited	Investment Manager	128,006,957	6.00%
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) *These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in Note (2) below.*

(2) *Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in Note (3) below.*

(3) *HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.*

(4) *Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in Note (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.*

(5) *Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in Note (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.*

(6) *By virtue of the SF Ordinance, each of Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") for the purpose of the SF Ordinance, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of DT1 and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of DT2 is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in Note (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of DT2. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

Save as disclosed above, at 30th June 2008, the Company has not been notified by any persons (other than Directors or chief executive of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a combined balance sheet of the affiliated companies as at 30th June 2008 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Combined Balance Sheet of the Affiliated Companies *as at 30th June 2008*	HK$ million
Non-current assets	74,804
Current assets	5,356
Current liabilities	(5,775)
Non-current liabilities	(62,342)
Net assets	12,043
Share capital	6,354
Reserves	5,689
Capital and reserves	12,043

As at 30th June 2008, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$7,915 million.

遵照上市規則第十三章第13.22條須予披露之資料

有關本集團給予若干聯屬公司的財務支援，茲將根據上市規則第十三章第13.22條的規定而須予披露的該等聯屬公司於二零零八年六月三十日之合併資產負債表載列如下：

該等聯屬公司之合併資產負債表 *於二零零八年六月三十日*	港幣百萬元
非流動資產	74,804
流動資產	5,356
流動負債	(5,775)
非流動負債	(62,342)
資產淨值	12,043
股本	6,354
儲備	5,689
資本及儲備	12,043

於二零零八年六月三十日，集團於該等聯屬公司之綜合應佔權益合共為港幣七十九億一千五百萬元。

附註：

(一)　該等公司乃Hyford Limited (「Hyford」) 之直接或間接全資附屬公司，其權益包括在下列附註 (二) 所述Hyford所持829,599,612股本公司股份之同一股份內。

(二)　由於長江基建集團有限公司 (「長江基建」) 間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述附註 (一) 所述829,599,612股本公司股份。其權益包括在下列附註 (三) 所述和記黃埔有限公司 (「和記黃埔」) 所持之本公司權益內。

(三)　由於Hutchison Infrastructure Holdings Limited持有長江基建三分之一以上已發行股本，和記企業有限公司持有Hutchison Infrastructure Holdings Limited三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述附註 (二) 所述829,599,612股本公司股份。

(四)　由於長江實業 (集團) 有限公司 (「長實」) 若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述附註 (三) 所述829,599,612股本公司股份。

(五)　由於Li Ka-Shing Unity Trustee Company Limited (「TUT1」) 以The Li Ka-Shing Unity Trust (「UT1」) 信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述附註 (四) 所述之本公司該等股份權益。

(六)　根據證券及期貨條例，李嘉誠先生 (為The Li Ka-Shing Unity Discretionary Trust (「DT1」) 及另一全權信託 (「DT2」) 之財產授予人，按證券及期貨條例而言，可能被視為該等信託之成立人)，Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」) 以DT1信託人身分及Li Ka-Shing Unity Trustcorp Limited (「TDT2」) 以DT2信託人身分均被視為持有上述附註 (五) 所述TUT1以UT1信託人身分被視為持有之本公司股份權益，因UT1全部已發行之信託單位由TDT1以DT1信託人身分及TDT2以DT2的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited (「Unity Holdco」) 擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

除上文披露者外，於二零零八年六月三十日，概無任何人士 (本公司董事或最高行政人員除外) 曾知會本公司擁有根據證券及期貨條例第XV部第二及第三分部之條文須向本公司披露或記載於本公司按證券及期貨條例第三百三十六條存放之登記冊內的本公司股份或相關股份之權益或淡倉。

根據證券及期貨條例須予披露之股東權益

根據證券及期貨條例第三百三十六條而存放之登記冊之記錄及本公司所收到之資料，於二零零八年六月三十日，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第二及第三分部之條文須向本公司披露之權益或淡倉之股東（本公司董事或最高行政人員除外）如下：

於本公司股份之好倉

名稱	身分	持有股份數目	佔股權之概約百分比
Silchester International Investors Limited	投資經理	128,006,957	6.00%
Interman Development Inc.	實益擁有人	186,736,842 *(附註一)*	8.75%
Venniton Development Inc.	實益擁有人	197,597,511 *(附註一)*	9.26%
Univest Equity S.A.	實益擁有人	279,011,102 *(附註一)*	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674 *(附註一)*	13.46%
Hyford Limited	受控制公司之權益	829,599,612 *(附註二)*	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612 *(附註二)*	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612 *(附註三)*	38.87%
和記企業有限公司	受控制公司之權益	829,599,612 *(附註三)*	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612 *(附註三)*	38.87%
長江實業（集團）有限公司	受控制公司之權益	829,599,612 *(附註四)*	38.87%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612 *(附註五)*	38.87%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612 *(附註六)*	38.87%
身為另一全權信託之信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612 *(附註六)*	38.87%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612 *(附註六)*	38.87%

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited(「Unity Holdco」)擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人持有該等股份權益之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之任何Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

由於根據上文所述及作為DT1及DT2全權信託之可能受益人及身為長實董事，李澤鉅先生被視為須就由TUT1以UT1信託人身分及TUT1相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有Unity Holdco三分之一全部已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就TUT1以UT1信託人身分及TUT1相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按上述附註(一)所述持有之權益，又身為本公司董事，故根據證券及期貨條例亦被視作透過本公司持有本公司附屬及聯營公司之股份權益。

除上文所披露者外，於二零零八年六月三十日，本公司各董事或最高行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第七及第八分部(包括根據證券及期貨條例有關條文被當作或視為持有之權益或淡倉)須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益或淡倉，或記載於本公司按證券及期貨條例第三百五十二條而存放之登記冊內之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉。

董事權益

按照證券及期貨條例第三百五十二條而存放之登記冊所記錄，本公司各董事於二零零八年六月三十日持有本公司及其相聯法團（根據證券及期貨條例之定義）已發行之股本權益如下：

於本公司股份之好倉

董事姓名	身分	權益性質	持有股份數目	總數	佔股權之概約百分比
李蘭意先生	實益擁有人	個人權益	739	739	≈0%
阮水師先生	實益擁有人	個人權益	1,500	1,500	≈0%
夏佳理先生	受控制公司之權益	公司權益	2,011	2,011	≈0%
李澤鉅先生	子女或配偶權益	家族權益	151,000	829,750,612	≈38.87%
	信託受益人	其他權益	829,599,612 (附註一及二)		

附註：

(一)　該等股份由長江基建集團有限公司（「長江基建」）之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust（「DT1」）及另一全權信託（「DT2」）之可能受益人包括李澤鉅先生，其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」，為DT1之信託人）及Li Ka-Shing Unity Trustcorp Limited（「TDT2」，為DT2之信託人）各自持有若干The Li Ka-Shing Unity Trust（「UT1」）單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited（「TUT1」）以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司（「TUT1相關公司」）共同持有長江實業（集團）有限公司（「長實」）三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司（「和記黃埔」）三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

審計委員會

本公司的審計委員會由三名獨立非執行董事及一名非執行董事組成。委員會由黃頌顯先生擔任主席，而其他成員為夏佳理先生、顧浩格先生及佘頌平先生。

審計委員會直接向董事局匯報，主要職責包括檢討及監管集團的財政報告及內部監控制度，以及檢討公司的財務報表。審計委員會亦定期與公司的外聘核數師舉行會議，商討審計程序和會計事宜。審計委員會的職權範圍載於本公司網站。

薪酬委員會

本公司的薪酬委員會由三名成員組成，其中兩名成員為獨立非執行董事。薪酬委員會由霍建寧先生擔任主席，而其他成員為佘頌平先生及黃頌顯先生。

薪酬委員會的主要職責包括審核及考慮本公司的執行董事及高級管理層薪酬政策，並釐定彼等的薪酬待遇。薪酬委員會的職權範圍載於本公司網站。

其他資料

暫停過戶登記

為確定可享有收取中期股息權利的股東名單，本公司將由二零零八年九月十一日星期四至二零零八年九月十八日星期四(首尾兩日包括在內)暫停辦理股票過戶工作。凡擬獲派中期股息者，務須於二零零八年九月十日星期三下午四時三十分前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

購回、出售或贖回本公司之股份

截至二零零八年六月三十日止六個月內，本公司及其附屬公司並無購回、出售或贖回本公司之股份。

企業管治常規守則

本公司在截至二零零八年六月三十日止六個月內均有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則內適用守則的規定。

董事進行證券交易的標準守則

本公司的董事局已採用載於上市規則附錄十的董事進行證券交易的標準守則(「標準守則」)作為本集團關於董事進行證券交易的操守準則。所有董事經明確查詢後已確認，彼等在截至二零零八年六月三十日止六個月內均有遵守標準守則的規定。

十六. 承擔

本集團之未償付而又未在賬目內提撥準備的承擔如下：

	二零零八年六月三十日百萬元	二零零七年十二月三十一日百萬元
已簽約：		
資本支出	**1,247**	1,106
聯營公司的投資	**2,465**	212
其他	**6**	6
	3,718	1,324
已批准但未簽約：		
資本支出	**7,736**	8,436

十七. 或有債務

	二零零八年六月三十日百萬元	二零零七年十二月三十一日百萬元
為銀行借貸額所發出之財務擔保	**2,675**	2,482
其他擔保及賠償保證	**220**	220
	2,895	2,702

十五. 重大有關連人士交易

本集團於期內與有關連人士的重大交易如下：

(a)　聯營公司

就給予聯營公司之貸款在本期間已收／應收來自聯營公司之利息收入達三億零八百萬元（二零零七年達二億四千九百萬元）。於二零零八年六月三十日，給予聯營公司之未償還計息貸款總額為五十二億五千九百萬元（二零零七年十二月三十一日為四十七億四千八百萬元）。

在二零零八年四月二十八日，持有本公司約38.87%股權之主要股東長江基建集團有限公司（「長江基建」）宣佈計劃以紐西蘭元七億八千五百萬元收購在紐西蘭的電網項目。在二零零八年五月十六日，本公司和長江基建訂立有條件協議，從長江基建購買該項電網投資之50%權益，本公司的承擔金額為紐西蘭元三億九千二百五十萬元。此項交易在二零零八年七月二十四日完成。

(b)　主要管理人員的酬金

主要管理人員的酬金包括已支付予本公司董事的金額如下：

	截至六月三十日止之六個月	
	二零零八年	二零零七年
	百萬元	百萬元
短期僱員福利	**32**	28
退休後福利	**2**	1
	34	29

於二零零八年六月三十日，並無應收主要管理人員的未償還款項（二零零七年十二月三十一日：三十萬元）。

十四. 股本權益總額 *(續)*

百萬元	股本	股本溢價	匯兑儲備	對沖儲備	收益儲備	擬派／宣派股息	股本權益總額
	本公司股東應佔部分						
於二零零八年一月一日之權益總額	2,134	4,476	655	232	37,555	3,052	48,104
換算下列各項的匯兑差額：							
— 海外附屬公司的賬目	—	—	47	—	—	—	47
— 海外聯營公司	—	—	177	—	—	—	177
現金流量對沖：							
— 公平價值有效部分變動(扣除遞延稅項後的淨額)	—	—	—	40	—	—	40
— 已撥入損益表	—	—	—	(4)	—	—	(4)
— 已撥入非財務對沖項目之首次賬面金額	—	—	—	(2)	—	—	(2)
界定福利退休計劃精算損益(扣除遞延稅項後的淨額)	—	—	—	—	(338)	—	(338)
在股本權益直接確認的淨收益／(開支)	—	—	224	34	(338)	—	(80)
本期溢利	—	—	—	—	3,171	—	3,171
本期確認的收益及開支總額	—	—	224	34	2,833	—	3,091
已核准並派發之上年度末期股息	—	—	—	—	—	(3,052)	(3,052)
中期股息(參閱附註七)	—	—	—	—	(1,323)	1,323	—
於二零零八年六月三十日之權益總額	2,134	4,476	879	266	39,065	1,323	48,143

十四. 股本權益總額

	本公司股東應佔部分						
百萬元	股本	股本溢價	匯兌儲備	對沖儲備	收益儲備	擬派／宣派股息	股本權益總額
於二零零七年一月一日之權益總額	2,134	4,476	202	107	34,456	2,710	44,085
換算下列各項的匯兌差額：							
— 海外附屬公司的賬目	—	—	57	—	—	—	57
— 海外聯營公司	—	—	150	—	—	—	150
可供出售投資重新界定為聯營公司	—	—	—	—	(79)	—	(79)
現金流量對沖：							
— 公平價值有效部分變動(扣除遞延稅項後的淨額)	—	—	—	35	—	—	35
— 已撥入非財務對沖項目之首次賬面金額	—	—	—	1	—	—	1
界定福利退休計劃精算損益(扣除遞延稅項後的淨額)	—	—	—	—	41	—	41
在股本權益直接確認的淨收益／(開支)	—	—	207	36	(38)	—	205
本期溢利	—	—	—	—	2,689	—	2,689
本期確認的收益及開支總額	—	—	207	36	2,651	—	2,894
已核准並派發之上年度末期股息	—	—	—	—	—	(2,710)	(2,710)
中期股息(參閱附註七)	—	—	—	—	(1,238)	1,238	—
於二零零七年六月三十日之權益總額	2,134	4,476	409	143	35,869	1,238	44,269

十一. 銀行存款及現金

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
存放日起三個月內到期之銀行及其他財務機構存款	**12,667**	8,070
銀行存款及現金	**36**	8
現金流量表之現金及現金等值	**12,703**	8,078
存放日起三個月以上到期之銀行及其他財務機構存款	**87**	4,102
	12,790	12,180

十二. 應付營業及其他賬項

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
應付賬項(參閱下列附註)	**974**	1,068
衍生金融工具	**8**	3
	982	1,071

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
應付賬項賬齡分析如下：		
一個月內或接獲通知時到期	**396**	474
一個月後但三個月內到期	**202**	240
三個月後但十二個月內到期	**335**	321
	933	1,035
其他應付賬項	**41**	33
	974	1,068

十三. 股本

	股數	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
法定股本：			
每股一元之普通股	3,300,000,000	**3,300**	3,300
已發行及繳足股本：			
每股一元之普通股	2,134,261,654	**2,134**	2,134

在期內，本公司的股本並沒有任何變動。

八. 每股溢利

每股溢利是按照本期內本公司股東應佔溢利三十一億七千一百萬元(二零零七年為二十六億八千九百萬元)及本期內已發行2,134,261,654普通股(二零零七年為2,134,261,654普通股)計算。

九. 固定資產

本集團於期內增加的物業、機器及設備為七億一千四百萬元(二零零七年為六億七千一百萬元)。而變賣的物業、機器及設備,其賬面淨值為一千八百萬元(二零零七年為一千九百萬元)。

十. 應收營業及其他賬項

	二零零八年六月三十日 百萬元	二零零七年十二月三十一日 百萬元
衍生金融工具	**6**	10
應收賬項(參閱下列附註)	**1,502**	1,187
	1,508	1,197
應收賬項賬齡分析如下:		
現在或少於一個月過期未付	**852**	600
一至三個月過期未付	**32**	32
超過三個月但少於十二個月過期未付	**11**	11
總應收營業賬項(參閱下列附註)	**895**	643
定金、預付款項及其他應收賬項	**607**	544
	1,502	1,187

發給家庭、小型工業、商業及雜項供電客戶的電費賬單,收到時已到期,須立即繳付。發給最高負荷供電客戶的賬單,將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬,則香港電燈有限公司可另加百分之五附加費於賬單內。

五. 所得稅

	截至六月三十日止之六個月	
	二零零八年	二零零七年
	百萬元	百萬元
本期稅項		
本公司及其附屬公司 — 香港	**475**	572
— 海外	**(5)**	1
	470	573
遞延稅項		
本公司及其附屬公司 — 香港		
產生及撥回暫記差額	**67**	(5)
稅率下調對一月一日遞延稅項結餘之影響	**(310)**	—
	(243)	(5)
總額	**227**	568

二零零八年六月，香港政府公佈適用於本集團香港業務的利得稅率由百分之十七點五下調至百分之十六點五。此調整於編制本集團二零零八年中期賬目時已一併考慮。

香港利得稅準備乃按照期內的估計應課稅溢利以稅率百分之十六點五(二零零七年為百分之十七點五)計算。海外稅項準備乃按照期內的估計應課稅溢利以適用的稅率計算。

六. 管制計劃調撥

管制計劃調撥乃一項年中之暫計調撥。管制計劃調撥之確實數目只能於年底結算時根據管制計劃確定。

七. 中期股息

在資產負債表日後，董事局宣佈派發中期股息如下:

	截至六月三十日止之六個月	
	二零零八年	二零零七年
	百萬元	百萬元
中期股息每股港幣六角二分 (二零零七年為每股港幣五角八分)	**1,323**	1,238

三. 營業額及分部資料(續)

經營地區

	營業額 截至六月三十日止之六個月 二零零八年 百萬元	 二零零七年 百萬元
香港	**5,868**	5,832
其他亞洲國家及其他地區	**10**	9
	5,878	5,841

四. 除稅前溢利

	截至六月三十日止之六個月 二零零八年 百萬元	 二零零七年 百萬元
除稅前溢利已扣除／(計入)下列項目:		
財務成本		
貸款利息	**305**	376
減去:轉作固定資產之利息	**(46)**	(52)
轉作燃料成本之利息	**(6)**	(6)
	253	318
折舊		
期內之折舊費用	**1,041**	1,042
減去:折舊資本化	**(56)**	(63)
	985	979
租約土地攤銷	**29**	28
變賣固定資產溢利淨額	**1**	—

二. 編製的基準 *(續)*

本集團並無提早採納以下已頒佈但於截至二零零八年十二月三十一日止會計期間尚未正式生效之新／經修訂準則及詮釋。本集團現正對此等新／經修訂準則及詮釋於初始應用期間對本集團業績及財政狀況的影響進行評估。

		於下列日期或其後開始之年度期間生效
香港(國際財務報告準則詮釋委員會)第十三號	顧客獎賞計劃	二零零八年七月一日
香港會計準則第二十三號(經修訂)	借貸成本	二零零九年一月一日
香港財務報告準則第八號	經營分部	二零零九年一月一日
香港會計準則第一號(經修訂)	財務報表之呈報	二零零九年一月一日
香港財務報告準則第二號之修訂	以股份為基礎的薪酬支出 — 實際授出的條件和取消	二零零九年一月一日

三. 營業額及分部資料

本集團於本財政期內的主要業務及經營地區分析如下：

	營業額		經營溢利	
	截至六月三十日止之六個月		截至六月三十日止之六個月	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	百萬元	百萬元	**百萬元**	百萬元 重報
主要業務				
電力銷售及電力有關收入	**5,855**	5,818	**3,345**	3,404
技術服務收入	**23**	23	**6**	4
未分配及其他項目	**—**	—	**20**	3
	5,878	5,841	**3,371**	3,411
利息收入			**504**	486
財務成本			**(253)**	(318)
未分配的集團支出			**(26)**	(24)
經營溢利			**3,596**	3,555

未經審核簡明中期賬目附註

(以港幣顯示)

一. 審閱簡明中期賬目

本簡明中期賬目乃未經審核，但已由審計委員會作出審閱。

二. 編製的基準

本簡明中期賬目乃根據香港聯合交易所有限公司證券上市規則及香港會計師公會所頒佈之香港會計準則第三十四號「中期財務報告」之適用的規定所編製而成。

本簡明中期賬目應與二零零七年年度賬目一併閱覽。

編製本簡明中期賬目所採用之會計政策與計算方法，與編製二零零七年年度賬目所採用者一致，惟採納香港會計師公會頒佈必需於二零零八年一月一日開始的年度期間生效之新準則、準則之修訂及詮釋則除外。下列新準則、準則之修訂及詮釋須於截至二零零八年十二月三十一日止財政年度實行。

(a) 香港(國際財務報告準則詮釋委員會)第十二號「服務經營權安排」(於二零零八年一月一日或其後開始的年度期間生效)

(b) 香港(國際財務報告準則詮釋委員會)第十四號香港會計準則第十九號「界定福利資產、最低供款要求和兩者的互相影響」(於二零零八年一月一日或其後開始的年度期間生效)

採納此等新準則、準則之修訂及詮釋對本集團於本期及過往期間之業績及財務狀況概無重大財政影響。

未經審核綜合確認收支表

截至二零零八年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零八年 港幣百萬元	 二零零七年 港幣百萬元 重報
換算下列各項的匯兑差額：			
海外附屬公司的賬目		**47**	57
海外聯營公司		**177**	150
可供出售投資重新界定為聯營公司		**—**	(79)
現金流量對沖：			
公平價值有效部分變動（扣除遞延税項後的淨額）		**40**	35
已撥入損益表		**(4)**	—
已撥入非財務對沖項目之首次賬面金額		**(2)**	1
界定福利退休計劃精算損益（扣除遞延税項後的淨額）		**(338)**	41
在股本權益直接確認的淨收益／(開支)	十四	**(80)**	205
本期溢利		**3,171**	2,689
本期確認的收益及開支總額	十四	**3,091**	2,894
本公司股東應佔部分		**3,091**	2,894

載於第十二頁至第二十一頁之附註為本賬目之一部分。

未經審核簡明綜合現金流量表

截至二零零八年六月三十日止之六個月

	截至六月三十日止之六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
來自營運活動之現金淨額	**4,005**	3,992
來自／(用於)投資活動之現金淨額	**3,171**	(681)
用於融資活動之現金淨額	**(2,552)**	(2,801)
現金及現金等值之增加淨額	**4,624**	510
於一月一日之現金及現金等值	**8,078**	10,458
於六月三十日之現金及現金等值	**12,702**	10,968
現金及現金等值結存分析		
現金及現金等值	**12,703**	10,968
銀行透支 — 無抵押	**(1)**	—
	12,702	10,968

載於第十二頁至第二十一頁之附註為本賬目之一部分。

綜合資產負債表

於二零零八年六月三十日

	附註	(未經審核) 二零零八年 六月三十日 港幣百萬元	(經審核) 二零零七年 十二月三十一日 港幣百萬元
非流動資產			
固定資產			
— 物業、機器及設備		**40,367**	41,112
— 在建造中資產		**3,023**	2,623
— 根據經營租賃持作自用之租約土地權益		**2,294**	2,323
	九	**45,684**	46,058
聯營公司權益		**9,829**	9,071
其他非流動財務資產		**66**	66
衍生金融工具		**133**	122
僱員退休福利資產		**866**	1,106
		56,578	56,423
流動資產			
存貨		**699**	539
應收營業及其他賬項	十	**1,508**	1,197
燃料價條款賬		**377**	336
銀行存款及現金	十一	**12,790**	12,180
		15,374	14,252
流動負債			
應付營業及其他賬項	十二	**(982)**	(1,071)
銀行透支 — 無抵押		**(1)**	—
銀行貸款及其他貸款流動部分		**(2,845)**	(2,191)
本期稅項		**(583)**	(424)
		(4,411)	(3,686)
流動資產淨額		**10,963**	10,566
總資產減流動負債		**67,541**	66,989
非流動負債			
計息貸款		**(11,544)**	(11,304)
衍生金融工具		**(4)**	(7)
客戶按金		**(1,611)**	(1,585)
遞延稅項負債		**(5,204)**	(5,444)
僱員退休福利負債		**(528)**	(530)
		(18,891)	(18,870)
減費儲備		**(1)**	(1)
發展基金		**(506)**	(14)
資產淨值		**48,143**	48,104
資本及儲備			
股本	十三	**2,134**	2,134
儲備		**46,009**	45,970
本公司股東應佔之股本權益總額	十四	**48,143**	48,104

載於第十二頁至第二十一頁之附註為本賬目之一部分。

未經審核綜合損益表

截至二零零八年六月三十日止之六個月

	附註	截至六月三十日止之六個月 二零零八年 港幣百萬元	 二零零七年 港幣百萬元 重報
營業額	三	**5,878**	5,841
直接成本		**(2,071)**	(2,041)
		3,807	3,800
其他收入及收益淨額		**538**	505
其他營運成本		**(496)**	(432)
財務成本		**(253)**	(318)
經營溢利		**3,596**	3,555
應佔聯營公司溢利減虧損		**294**	202
除稅前溢利	四	**3,890**	3,757
所得稅	五	**(227)**	(568)
除稅後溢利		**3,663**	3,189
管制計劃調撥撥入：	六		
發展基金		**(492)**	(500)
減費儲備		**—**	—
		(492)	(500)
股東應佔溢利			
香港業務		**2,747**	2,374
國際業務		**424**	315
本期溢利		**3,171**	2,689
中期股息	七	**1,323**	1,238
每股溢利 — 基本及攤薄	八	**1.49元**	1.26元
每股中期股息	七	**0.62元**	0.58元

載於第十二頁至第二十一頁之附註為本賬目之一部分。

僱員

集團採用按員工表現以釐定薪酬的政策，及經常留意市場薪酬水平以確保薪酬具競爭力。截至二零零八年六月三十日止之六個月，除董事酬金外，集團的員工薪酬總支出達港幣四億四千六百萬元(二零零七年六月三十日為港幣四億二千一百萬元)。於二零零八年六月三十日，集團長期僱員人數為一千八百七十名(二零零七年六月三十日為一千八百九十名)。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦透過課堂訓練及網絡授課提供管理及職務技術、語言技巧、電腦知識、與本行業有關的技術及各樣與工作相關的訓練課程，藉此增加員工多方面的技術和知識。

財務回顧（續）

集團按其庫務政策積極管理外幣及利率風險。衍生金融工具主要用作管理利率及外匯風險，並非作投機性用途。為控制信貸風險，集團只與信貸素質良好的機構進行與財務有關的交易。

集團的政策是將一部分債項組合維持為定息類別。以定息或浮息貸款或採用利率衍生工具管理利率風險。於二零零八年六月三十日，集團貸款中的百分之五十二為定息類別。

集團的外匯風險主要來自海外投資，以及進口燃料和資本設備所產生的費用。集團主要運用遠期合約管理外幣交易風險。於二零零八年六月三十日，集團超過百分之九十五之交易風險是以美元為單位或已對沖為港元或美元。為緩和海外投資所產生的外匯風險，在適當時候集團會以投資項目所在地的貨幣提供項目所需的債務融資。外幣匯率波動會對折算該海外投資之資產淨值構成影響，由此產生的匯兌差額會包括在集團之儲備賬目內。

於二零零八年六月三十日，未履行的衍生金融工具合約名義總額為港幣八十七億三千四百萬元（二零零七年十二月三十一日為港幣九十五億七千六百萬元）。

集團資產押記

集團抵押一聯營公司之股份，作為該聯營公司項目融資貸款的部分抵押安排。於二零零八年六月三十日，集團應佔該聯營公司之賬面值為港幣四億三千四百萬元（二零零七年十二月三十一日為港幣二億八千一百萬元）。

或有債務

於二零零八年六月三十日，集團作出的擔保及賠償保證為港幣二十八億九千五百萬元（二零零七年十二月三十一日為港幣二十七億零二百萬元）。

財務回顧

資本開支、流動資金及財政資源

期內之資本開支為港幣七億一千四百萬元(二零零七年為港幣六億七千一百萬元),該資本開支主要以來自營運業務所產生之現金提供資金。於二零零八年六月三十日,向外貸款總額為港幣一百四十三億九千萬元(二零零七年十二月三十一日為港幣一百三十四億九千五百萬元),包括無抵押之銀行貸款及已發行之債務證券。此外,銀行已承諾但未動用之信貸額為港幣七十三億六千萬元(二零零七年十二月三十一日為港幣七十一億四千五百萬元),而銀行存款及現金為港幣一百二十七億九千萬元(二零零七年十二月三十一日為港幣一百二十一億八千萬元)。

庫務政策、融資活動及資本結構

本公司按其已獲得董事局通過的庫務政策管理財務風險。本公司之庫務政策有計劃地管理集團外匯、利率及買賣對手的信貸風險,目的為確保公司有足夠財政資源,以配合再融資及業務發展之需要。

集團獲銀行已承諾但未動用之信貸額達港幣七十四億元,並持有港幣一百二十八億元之銀行存款及現金,因此於期內無需作出重大之財務安排。

於二零零八年六月三十日,集團之淨負債為港幣十六億元(二零零七年十二月三十一日為港幣十三億一千五百萬元),資本負債比率為百分之三(二零零七年十二月三十一日為百分之三)。

集團向外貸款包括外匯及利率掉期合約在內的結構如下:

(一) 百分之六十三以港元為單位,百分之三十二以澳元為單位及百分之五以英磅為單位;

(二) 百分之七十六為銀行貸款及百分之二十四為資本市場工具;

(三) 百分之二十貸款須於一年內償還,百分之六十七貸款償還期為二至五年及百分之十三貸款償還期超越五年;

(四) 百分之五十二為定息類別及百分之四十八為浮息類別。

展望

在香港，我們預計二零零八年上半年的較低售電量將在下半年持續，而高企的燃煤價格亦會令二零零八年度的燃料成本增加，為電費帶來重大壓力。

集團的國際投資項目進展良好。集團將繼續在國際業務上進行收購，以擴大國際業務的溢利基礎。

本人謹此向董事局全寅及集團全體員工致謝，感謝他們努力不懈，為集團業務作出貢獻。

主席
霍建寧

香港，二零零八年八月五日

香港電燈集團有限公司(「港燈」)首台三百三十五兆瓦的燃氣聯合循環機組，即第九號機組，在二零零八年首半年運作理想，而燃煤機組的整體可用率亦得以提升。另外，南丫島上容量為八百千瓦的風力發電站繼續發揮教育市民認識可再生能源的角色。

港燈的系統發展計劃在今年首半年取得進展，供電可靠程度繼續維持自一九九七年以來達99.999%的世界級水平。此外，公司在期內亦達致全部之服務承諾。

期內，港燈繼續透過智「惜」用電計劃，及在南丫發電廠舉行開放日，推廣有效率用電的訊息；並藉著「港燈清新能源基金」，支持學界在校內應用可再生能源。

今年六月，港燈已向香港政府提交發展計劃，勾劃二零零九年至二零一三年的資本開支項目，現正等候審批。

現行管制計劃協議於二零零八年下半年踏入最後階段，並將於今年底屆滿。該協議在過去及現在均確保香港享有高度可靠的電力供應。新管制計劃協議為期十年，於二零零九年一月一日生效。在新協議下，集團將繼續努力為香港的發展和繁榮作出貢獻。

國際業務

澳洲配電業務方面，集團在配電收入及非管制業務收入均錄得增長。英國氣體分銷網絡Northern Gas Networks亦由於年初較冷的天氣令輸氣量有所增加。泰國方面，叻丕府發電廠兩台七百兆瓦的燃氣發電機組經已投產。在加拿大，持有TransAlta Cogeneration L.P.六家發電設施權益的Stanley Power表現較預期理想。二零零八年七月，集團收購了紐西蘭威靈頓配電網絡百分之五十的權益，該網絡系統長度逾4,592公里，服務威靈頓、波里魯阿及哈特谷等地區。有關收購將增加集團之國際業務收益。

董事局主席報告

中期業績

二零零八年集團首六個月未經審核之綜合溢利，經扣除稅項及管制計劃調撥後，為港幣三十一億七千一百萬元，較去年同期增加百分之十七點九。集團在香港業務的溢利為港幣二十七億四千七百萬元(二零零七年為港幣二十三億七千四百萬元)，其中包括因香港利得稅率由百分之十七點五改為百分之十六點五而取得港幣三億一千萬元的遞延稅項調整得益。集團二零零八年首六個月的國際業務溢利為港幣四億二千四百萬元，去年同期為港幣三億一千五百萬元。集團的國際業務在二零零八年上半年取得較高溢利，反映期內錄得較高的營運收入，及澳幣匯率上揚，以致其作為單位的收入亦因而上升所致。

中期息

董事局宣佈二零零八年度中期息為每股港幣六角二分(二零零七年為港幣五角八分)。股息將於二零零八年九月十九日派發予二零零八年九月十八日已登記在股東名冊之股份持有人。

香港業務

二零零八年首六個月的售電量較去年同期低百分之一點七，主要是受年初較清涼和潮濕的天氣，以及多項節約能源的計劃所影響。

南丫發電廠的減少排放計劃在二零零八年上半年繼續進行。第四及五號機組加裝煙氣脫硫裝置(「脫硫裝置」)打樁及土木工程已依期完成，現正安裝設備。發電廠亦已完成第二號機組加裝脫硫裝置的基本設計工作，預計八月開始動工，有關加裝工程將於二零一零年中完成。此外，第四、五號機組加裝低氮氧化物燃燒器的工程亦正在進行，預計今年九月開始付運設備，並分別於二零零九年四月及二零一零年三月投產。

目錄

公司資料

董事局

執行董事	霍建寧 *(主席)* 曹棨森 *(集團董事總經理)* 周胡慕芳* 甄達安 甘慶林 李澤鉅 麥堅 *(集團財務董事)* 陸法蘭 尹志田 *(工程及發展董事)* 阮水師 *(營運董事)* 陳來順 *(甘慶林之替任董事)*
非執行董事	夏佳理 李蘭意 麥理思
獨立非執行董事	顧浩格 佘頌平 黃頌顯
	**亦為霍建寧及陸法蘭之替任董事*
審計委員會	黃頌顯 *(主席)* 夏佳理 顧浩格 佘頌平
薪酬委員會	霍建寧 *(主席)* 佘頌平 黃頌顯
公司秘書	黃莉華
註冊辦事處	香港堅尼地道四十四號 電話：2843 3111　　傳真：2537 1013 電郵地址：mail@heh.com　　網址：www.heh.com
往來銀行	香港上海滙豐銀行有限公司
律師	孖士打律師行
核數師	畢馬威會計師事務所
股權登記處	香港中央證券登記有限公司 香港灣仔皇后大道東一百八十三號 合和中心十七樓一七一二至一七一六室
美國證券託存收據託存處	花旗銀行 Shareholder Services P.O. Box 43077, Providence, Rhode Island 02940-3077, U.S.A.

重要日期

公佈中期業績	二零零八年八月五日
暫停辦理股票過戶手續	二零零八年九月十一日至二零零八年九月十八日 （首尾兩日包括在內）
派發中期股息 **（每股股息：港幣六角二分）**	二零零八年九月十九日

港燈
HK Electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立的有限公司)
(股份代號：00006)

二零零八年中期報告

END